Mail Stop 4561

April 29, 2008

Mr. Carl Bass
Chief Executive Officer and President
Autodesk, Inc.
111 McInnis Parkway
San Rafael, CA 94903

> **Re:** **Autodesk, Inc.**
> **Form 10-K for the Fiscal Year Ended January 31, 2008**
> **Filed March 28, 2008**
> **File No. 000-14338**

Dear Mr. Bass:

We have reviewed the above referenced filing and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Form 10-K for the Fiscal Year Ended January 31, 2008</u>

<u>Item 7.Management's Discussion and Analysis of Financial Condition and Results of Operations</u>

<u>Results of Operations</u>

<u>Fiscal 2007 Net Revenue Compared to Fiscal 2006 Net Revenue, page 39</u>

1.   We refer to comment 2 of our letter dated July 24, 2007, relating to the company's Form 10-K for the fiscal year ended January 31, 2007. This comment is repeated below for convenience:

"In the discussion of your results of operations, you refer to various factors that have impacted revenue without quantifying the impact of each factor. For example, you disclose that changes in revenue are due to an increase in new seats and crossgrades, sales of subscription contracts, and increases from the acquisition of Alias, but you give no indication as to the relative impact of each factor. You also disclose that sales of new seats increased due to volume growth and higher average sales prices but have not quantified the amount of the change in reported sales that is attributable to changes in volume versus changes in price. Please explain to us how you considered Item 303(a)(3)(iii) of Regulation S-K and Section III.D of SEC Release No. 33-6835."

We refer also to your response to the above comment in your letter dated August 17, 2007, in which you state that in future filings you will quantify the factors that have impacted revenue in Management's Discussion and Analysis. However, the disclosure in your Form 10-K for fiscal 2008 under the subheading "License and Other Revenue" does not appear to quantify the various factors cited as bases for the increase in net revenue from fiscal 2006 to fiscal 2007, nor does it quantify the amount of change in reported sales that is attributable to changes in price versus changes in volume. In this regard, we note also that you disclose on page 37 of your Form 10-K for fiscal 2008 that the increase in new seat revenue from fiscal 2007 to fiscal 2008 was driven primarily by higher average sales prices and volume growth, but again you have not quantified the relative impact attributable to changes in price versus changes in volume. Please advise how the company considered the staff's prior comment quoted above in preparing the discussion of Results of Operations in your Form 10-K for fiscal 2008.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 1. Business and Summary of Significant Accounting Policies

Revenue Recognition, page 61

2.   We note that your Subscription Program allows customers to migrate to the most recent version of your products. We further note that it appears that you are recognizing revenue for this element separately when accompanied by a perpetual license agreement. Please explain to us how you concluded that this service should be accounted for as PCS as opposed to a subscription that offers unspecified future products.

Exhibits

3.   We note the disclosures throughout your filing that you rely significantly on major distributors and resellers, and that sales through one distributor, Tech Data and its affiliates, accounted for more than 10% of net revenue for each of your last three fiscal years. However, you have not filed any agreements with Tech Data or its affiliates as exhibits to your annual report on Form 10-K. Please tell us whether you have entered into any such agreements with Tech Data or its affiliates, and, if so, how you determined that these agreements did not need to be filed as exhibits to your Form 10-K under Item 601(b)(10) of Regulation-S-K.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact David Edgar, Staff Accountant, at (202) 551-3459 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Katherine Wray, Staff Attorney, at (202) 551-4383 or David Orlic, Special Counsel at (202) 551-3503. If you need further assistance, you may contact me at (202) 551-3451.

Sincerely,

Mark Kronforst
Accounting Branch Chief